UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Assured Pharmacy, Inc.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
(Title of Class of Securities)

04622L 10 3
____________________________________
(CUSIP Number)

Ameet Shah
545 5th Avenue, Suite 709
New York, NY 10017
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2005
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293876306

1. Names of Reporting Persons:  Mosaic Financial Services, LLC
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]

3.	SEC Use Only:

4. Source of Funds (See Instruction): WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):  [ ]

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With:

7. Sole Voting Power:   2,500,000 SHARES

8. Shared Voting Power:   N/A

9. Sole Dispositive Power:  2,500,000 SHARES

10. Shared Dispositive Power:  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  2,500,000 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 5.7%

14.	Type of Reporting Person (See Instructions): OO- Limited Liability Company

CUSIP No. 293876306

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Common Stock, par value $0.001 per share (the "Shares"), of Assured Pharmacy, Inc. (f/k/a eRXSYS, Inc.), a Nevada Corporation (the "Issuer"). The Issuer's current principal executive offices are located at 17935 Sky Park Circle, Suite F, Irvine, California 92614.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Mosaic Financial Services, LLC, a Delaware limited liability company (the “Reporting Person”). The principal business address of the Reporting Person is 545 5th Avenue, Suite 709, New York, NY 10017. The Reporting Person is an investment vehicle for asset-backed financing and investment in public and private companies. The Reporting Person is wholly owned and managed by Mosaic Capital Advisors, LLC (“MCA”), a Delaware limited liability company, which has the same business address as the Reporting Person. MCA is a registered investment advisor under the Investment Advisors Act of 1940.

(a)-(c), (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of the persons controlling MCA are set forth on Schedule 1 hereto, which is incorporated herein by reference. Each person listed in Schedule I is a citizen of the United States.

(d) During the previous five (5) years, neither the Reporting Person nor, to the knowledge of the Reporting Person, MCA or any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares to which this statement relates were acquired by the Reporting Person upon the conversion of $700,000 advanced as debt under a line of credit agreement. The source of the funds advanced to the Issuer was the working capital of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of securities of the Issuer is to retire a line of credit and convert this debt into equity.

Neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, MCA or any of the individuals named in Schedule I hereto, has any current plans or proposals which would relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 293876306

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
The Reporting Person is currently the beneficial owner of 2,500,000 shares of Common Stock of the Issuer, representing approximately 5.7% of the Issuer's common stock (based upon 43,803,240 outstanding shares of common stock as of November 7, 2005 as reported on the Issuer’s last periodic report),

(b)	The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)
Neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, MCA or any of the individuals named in Schedule I hereto, has effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, MCA or any of the individuals named in Schedule I hereto, has any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 293876306

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2006

MOSAIC FINANCIAL SERVICES, LLC
By: MOSAIC CAPITAL ADVISORS, LLC, its Manager

By:   /s/ Ameet Shah
Ameet Shah, Manager

Schedule I
Controlling Persons of
Mosaic Capital Advisors, LLC

The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the controlling persons of Mosaic Capital Advisors, LLC (“MCA”) is set forth below. Each person listed in Schedule I is a citizen of the United States. Unless otherwise indicated, the business address of each controlling person is Mosaic Financial Services, LLC, 545 5th Avenue, Suite 709, New York, NY 10017.

Members of Mosaic Capital Advisors, LLC	Occupation
Ameet Shah	Manager, Mosaic Capital Advisors, LLC
Haresh Sheth	Treasurer, Mosaic Capital Advisors, LLC
John Sadowsky	Chairman, Atlas Distributing, Inc. 44 Southbridge Street Auburn, MA 01501 Atlas Distributing, Inc. is a full line beer and beverage distributor